VIA EDGAR AND FEDERAL EXPRESS Mr. Jim B. Rosenberg Senior Assistant Chief Accountant U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-0005

Re:	sanofi-aventis
Form 20-F for fiscal year ended December 31, 2005
File Number 001-31368

Dear Mr. Rosenberg:

                    On behalf of our client, sanofi-aventis (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that appeared in the Staff’s letter, dated December 22, 2006, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Page references, where provided, are to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”).

Mr. Jim B. Rosenberg U.S. Securities and Exchange Commission January 23, 2007 Page 2

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 66

Presentation of net Sales, page 71

Developed Sales, page 72

1.	Please refer to your response to our prior comment number one. We do not believe that the response provided demonstrates how "developed sales," a measure that combines sales for which you do not recognize revenue in your consolidated income statement with those that you do is useful to an investor.Further, we believe that a measure that is the result of combining your GAAP revenues with revenues that you are not permitted to record in your income statement is not a non GAAP measure subject to the disclosure rules under Regulation G and Item 10 of Regulation S-K. Please confirm that you will not include this measure in future filings.

Response: In response to the Staff’s comment and to address the Staff’s concern, we confirm that we will not include the measure “developed sales” in future filings, commencing with the Company’s 2006 Annual Report on Form 20-F.

However, as disclosed in Note C.1 to the Company’s consolidated financial statements - Alliance agreements with Bristol-Myers Squibb, two of the Group’s leading products - Plavix® and Aprovel® – were discovered by sanofi-aventis and jointly developed with Bristol-Myers Squibb (“BMS”). The total sales of these two products made by both companies are an important indicator of the global market presence of sanofi- aventis products.

Moreover, as the sales recorded by BMS directly impact the Company’s income statement, in particular the lines “Other revenues” where royalties received are booked, and “Share of profit/loss of associates”, the Company believes that it is important to give the information related to the total sales recorded by BMS and sanofi-aventis for those products in order to facilitate an investor’s understanding of the Company’s consolidated financial statements .

Therefore, on behalf of the Company, we propose to modify the discussion presented page 81 of Form 20-F in future filings by suppressing the table reconciling “comparable-basis net sales” to “comparable-basis developed sales” and amend the table setting forth the worldwide sales of the products Plavix® and Aprovel® , by suppressing the line total developed sales”.

As of December 31, 2006, the draft disclosure related to page 81 in the 2005 Form 20- F reflecting the above modifications would be as follows:

Mr. Jim B. Rosenberg U.S. Securities and Exchange Commission January 23, 2007 Page 3

Plavix® and Aprovel®(1)
The following table sets forth the sales of Plavix® and Aprovel® in the world in 2006 and 2005, broken down into three geographic regions. The amounts presented are the worldwide sales of Plavix® and Aprovel® made either by sanofi aventis or BMS.

In millions of euro	2006	2005	Change (%)

Plavix®/Iscover®
Europe		1,584
United States		2,585
Other countries		570

Total		4,739

Aprovel®/Avapro®/Karvea®
Europe		789
United States		458
Other countries		312

Total		1,559

(1)Plavix® is marketed under the trademarks Plavix® and Iscover® ; Aprovel is marketed under the trademarks Aprovel® , Avapro® and Karvea® .

Consolidated Income Statements, page 158

2.       Refer to your response to comment three. Please explain to us how the guidance discussed in paragraphs BC12-BC13 that is provided as a supplement to IAS 1 was considered in determining that your presentation of "operating income -current" is appropriate.

Response: The Company’s income statement includes all captions required to be presented in accordance with paragraph 81 of IAS 1, Presentation of Financial Statements. In addition, in accordance with paragraphs 83 through 86 of IAS 1, the Company also considers it necessary to provide users of its financial statements with certain separately identified items of income and expense which the Company believes are relevant to an understanding of the Company’s activity as well as the related additional subtotals.

Mr. Jim B. Rosenberg U.S. Securities and Exchange Commission January 23, 2007 Page 4

In particular, the Company discloses the results of operating activities as a line item on the face of the income statement. This line item is the “Operating Income”. In compliance with BC12 and BC13, all items of an operating nature are included in the line “Operating income”.

The Company also discloses the subtotal “Operating income – current”. The line item “Operating income – current” is defined as the Operating income before Restructuring costs, Impairment of property, plant and equipment and intangibles and Other operating income and expenses as defined in paragraphs B.20 (Restructuring costs), B.21 (Impairment of property, plant and equipment and intangibles) and B.22 (Other operating income and expenses) in the Note B to our consolidated financial statements (Summary of significant accounting policies).

Because the separately identified items defined in paragraphs B.20 to B.22 differ from the other operating items in terms of frequency, potential for gain or loss and predictability, the Company considers that the subtotal “Operating income – current” enhances the understanding of the financial performance achieved and assists users of the financial statements in making projections of future results.

To further clarify this presentation model, we propose to add to Note B to our consolidated financial statements (Summary of significant accounting policies) in future filings the definition of “Operating income – current” as defined above

D.4. Intangible assets, page 186

3.       Refer to your response to comment five. Your proposed disclosure does not appear to provide adequate detail to allow an investor to truly understand the value of each of these rights associated with each significant product. Please provide to us a revised discussion that includes a more detailed discussion of these amounts.

Response: On behalf of the Company, we propose to add to Note D.4 to the Company’s consolidated financial statements (Intangible assets) in future filings with the SEC starting with the Company’s 2006 Annual Report on Form 20-F, a discussion that includes the carrying amount at year-end of each significant product. As of December 31, 2005, the disclosure reflecting the above modifications would have been as follows:

“The product rights acquired in connection with the acquisition of Aventis represent a diversified portfolio of rights to numerous individual products, each of which is amortized and tested for impairment on a stand-alone basis. The carrying value of rights related to products that constitute a part of the Company’s Pharmaceuticals and Human Vaccines segments represent approximately 89% and 11%, respectively, of the total carrying value of the “Rights to marketed Aventis products” as of December 31, 2005. Furthermore, of the carrying value of the

Mr. Jim B. Rosenberg U.S. Securities and Exchange Commission January 23, 2007 Page 5

rights related to products that constitute a part of the Company’s Pharmaceuticals segment, the rights to the five largest products (Lovenox® (3 297 M€), Taxotere®(3 085 M€), Lantus®(3 380M€), Actonel®(1 803 M€) and Tritace®(1 668 M€)), as determined on the basis of the carrying values of the related intangible assets, represented approximately 58% of the total Pharmaceuticals segment carrying value as of December 31, 2005.”

D.17. Debt, cash and cash equivalent, page 200

4. Please refer to your response to our prior comment number seven. Please provide to us, using disclosure-type format, a discussion clarifying the purpose of this presentation to be included in the notes to the financial statements. Also confirm that you intend to revise all "net debt" presentations to the format that you proposed related to the table on page 200.

Response:
In order to harmonize the definition of net debt in our future filings starting with the 2006 Annual Report on Form 20-F we propose on behalf of the Company to amend the definitions already included in item 5 Operating and Financial Review and Prospects, at the top of page 67 and page 90 and to add a definition page 200. Moreover, we intend to revise all “net debt” presentations related to the table on page 200 in Note D.17 to the Company’s consolidated financial statements (Debt, cash and cash equivalent) to the format that we proposed in our prior comment number seven, i.e. add a subtotal line “Total debt” when this line is not already shown and change the caption “Net debt” to “Debt, net of cash and cash equivalents” in all tables. As of December 31, 2005, the disclosures reflecting the above modifications would have been as follows:

“As of December 31, 2005, our net debt (meaning the sum of short-term debt and long-term debt, net of cash and cash equivalents) amounted to €9.9 billion. Net debt is a financial performance indicator that is used by the management and the Company’s stakeholders to assess the Company’s gearing ratio (net debt to shareholders’ equity) and to measure the Company’s overall net indebtedness.”

“Net debt amounted to €9.9 billion at December 31, 2005, compared with €14.2 billion at December 31, 2004. Net debt is defined as short-term debt plus long-term debt, net of cash and cash equivalents. The gearing ratio (net debt to shareholders’ equity) fell from 34.2%, to 21.2% .”

Mr. Jim B. Rosenberg U.S. Securities and Exchange Commission January 23, 2007 Page 6

D.17. Debt, cash and cash equivalents
The table below shows the Group’s debt, net of cash and cash equivalents at December 31, 2005 and
December 31, 2004:

	December 31,	December 31,
	2005	2004

Long-term debt, at amortized cost	4,750	8,654
Short-term debt and current portion of long-term debt	6,425	7,388

Total debt	11,175	16,042

Cash and cash equivalents	(1,249)	(1,840)

Debt, net of cash and cash equivalents	9,926	14,202

Debt, net of cash and cash equivalents is a financial performance indicator that is used by the management and the Company’s stakeholders to measure the Company’s overall net indebtedness.

Reconciliation of carrying amount to value on redemption

	Carrying		Adjustment to	Value on	Value on
	amount at	Amortized	debt measured	redemption:	redemption:
	Dec. 31, 2005	cost	at fair value	Dec. 31, 2005	Dec. 31, 2004

Long-term debt	4,750	40	(126)	4,664	8,504
Short-term debt and current portion of long-
term debt	6,425	15	(12)	6,428	7,388

Total debt	11,175	55	(138)	11,092	15,892

Cash and cash equivalents	(1,249)	—	—	(1,249)	(1,840)

Debt, net of cash and cash equivalents	9,926	55	(138)	9,843	14,052

D.18. Provisions and other non-current liabilities, page 204

5. Refer to your response to comment eight. Please confirm to us that you will include a similar discussion to what you provided to us in future filings.

Response:
On behalf of the Company, we confirm that we will include in our future filings starting with the 2006 Annual Report on Form 20-F, a discussion similar to the one we

Mr. Jim B. Rosenberg
U. S. Securities and Exchange Commission
January 23, 2007

provided in our prior comment number eight related to “reversals of unutilized provisions”.

D.22. Legal and arbitral proceedings, page 217

6.       Please refer to your response to our prior comment number ten. Where you have determined that a range of losses may be reasonably estimated, but "publication of this information would be extremely prejudicial to the Company's position," please provide to us, using disclosure-type format the information required under paragraph 92 of IAS 37. Additionally demonstrate to us where you provided the disclosure required by paragraph 91 for those instances where it is not practicable to disclose the financial effect.

Response: In order to address specifically paragraphs 91 and 92 of IAS 37, we propose, on behalf of the Company, to add the following disclosure at the beginning of Note D. 22 to the Company’s consolidated financial statements (Legal and arbitral proceedings) in future filings with the SEC starting with the 2006 Annual Report on Form 20-F:

“With respect to the various lawsuits, claims, proceedings and investigations described in the present note D. 22, the Company is in many cases unable to make estimates of the loss or range of losses. In those limited number of cases which have not been resolved but where a loss or range of losses may be reasonably estimated, we believe that publication of this information would be prejudicial to the Company’s position in the ongoing legal proceedings or in any related settlement discussions. In those cases, the information usually required by paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the related dispute. In those cases which have been settled or adjudicated, or where quantifiable fines and penalties have been assessed, we have indicated where practicable our losses or our estimate of the range of potential loss. The Company will continue to represent its interests vigorously in all of the proceedings that it is defending or prosecuting. ”

D.35. Segment information, page 238

7. Please refer to your response to part b of our prior comment number 12. Please remove the "unaudited" reference from your proposed disclosure, or tell us why a material disclosure required under generally accepted accounting principles should be unaudited.

Response: On behalf of the Company, we confirm that the Company will remove in future filings, starting with the Company 2006 Annual Report on Form 20-F, the “unaudited” reference from our segment disclosures.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
January 23, 2007

*          *          *

     Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.

Very truly yours,

/s/ David A. Katz

      David A. Katz

cc:            Tabatha Akins
                 Jim Atkinson
                            Securities and Exchange Commission
                 Jean-Claude Leroy
                 Laurence Debroux
                                     sanofi-aventis